SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                                SpatiaLight, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   847248 10 1
                                   -----------
                                 (CUSIP Number)

                                 Robert A. Olins
                              c/o SpatiaLight, Inc.
                              Five Hamilton Landing
                                    Suite 100
                            Novato, California 94949
                                 (415) 883-1693
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 13, 2004**
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Amendment No. 5 relates to events on various dates described herein. The date set forth above is the filing date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                                Page 2 of 6
----------------------------------------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Robert A. Olins
----------------------------------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) |_|
                                                                                                           (b) |_|
----------------------------------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
                      SOURCE OF FUNDS
         4
                      OO
----------------------------------------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   |_|
----------------------------------------------------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      United States of America
----------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER                                             4,482,275
           SHARES
        BENEFICIALLY           ---------------------------------------------------------------------------------------------
          OWNED BY               8     SHARED VOTING POWER
            EACH                       0
          REPORTING
         PERSON WITH           ---------------------------------------------------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       4,482,275

                               ---------------------------------------------------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       0

----------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,482,275

----------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    |_|

----------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      12.77%

----------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON
                      IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                                Page 3 of 6
----------------------------------------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Argyle Capital Management Corporation
----------------------------------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) |_|
                                                                                                           (b) |_|
----------------------------------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
                      SOURCE OF FUNDS
         4
                      OO
----------------------------------------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   |_|
----------------------------------------------------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      Delaware
----------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER
           SHARES                      3,188,786
        BENEFICIALLY           ---------------------------------------------------------------------------------------------
          OWNED BY               8     SHARED VOTING POWER
            EACH                       0
          REPORTING
         PERSON WITH           ---------------------------------------------------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       3,188,786

                               ---------------------------------------------------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       0

----------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,188,786

----------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    |_|

----------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.08%

----------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON
                      CO
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 847248 10 1                                                Page 4 of 6

Item 1. Security and Issuer.

              This  Amendment  No. 5 amends and  supplements  Amendment No. 4 on
Schedule 13D/A filed with the Securities and Exchange Commission on June 4, 2003 with respect to the Common Shares, par value $.01 per share ("Common Shares" or "Shares"), of SpatiaLight, Inc., a New York corporation ("SpatiaLight"). The principal executive offices of SpatiaLight are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

              This Amendment No. 5 is being filed to reflect the acquisition of additional Common Shares, the grant of options to purchase Common Shares and the extension of the maturity date of certain convertible notes. Except as amended and supplemented herein, the information set forth in the Schedule 13D/A filing, as amended by Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the
Schedule 13D/A filing, remains true and correct in all material respects.

Item 5.       Interest in Securities of the Issuer.

              (a) - (b) At the date of this Amendment No. 5, (i) the Filing Persons beneficially own 7,671,001 Common Shares. The Filing Persons beneficially own, collectively, approximately 21.85% of the total number of Common Shares issued and outstanding1 (based upon information contained in the Form S-3 Registration Statement (File No. 333-110754) filed by SpatiaLight on November 25, 2003, stating that there were 31,977,000 Common Shares outstanding as of November 21, 2003); and (ii) Mr. Olins beneficially owns 4,482,275 Common Shares which equals approximately 12.77% of Common Shares outstanding and Argyle Capital Management Corporation ("Argyle") beneficially owns 3,188,786 Common Shares which equals approximately 9.08% of Common Shares outstanding.

              At the date of this Amendment No. 5, Mr. Olins is the holder of options to purchase an aggregate of 2,775,000 Common Shares, of which options to purchase 500,000 Shares were approved by the Board of Directors of SpatiaLight (the "Board") on January 12, 2004, options to purchase 200,000 Shares were approved by the Board on May 23, 2003, options to purchase 300,000 Shares were approved by the Board on January 1, 2003, options to purchase 775,000 Shares were approved by the Shareholders of SpatiaLight on June 8, 2001 and options to purchase 1,000,000 Shares were issued pursuant to SpatiaLight's 1999 Stock Option Plan. Of these options, 2,275,000 are currently exercisable and the remaining 500,000 are exercisable from and after June 30, 2004.

              At the date of this Amendment No. 5, Mr. Olins is the holder of 1,357,411 Common Shares and warrants to purchase 349,864 Common Shares, as described in Amendment No. 4.

              At the date of this Amendment No. 5, Argyle beneficially owns 3,188,786 Common Shares as described in Amendment No. 3 and Item 5(c) below.

              The filing of this Amendment No. 5 on Schedule 13D/A by the Reporting Persons shall not be construed as an admission that either such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities described in the Schedule 13D filed by such persons, as amended through this Amendment No. 5.


----------
1 The number of Common Shares beneficially owned by the Filing Persons, but not outstanding, which are subject to options, warrants, rights or conversion privileges, has been added to the number of outstanding Common Shares solely for the purpose of determining percentages of beneficial ownership by Robert A. Olins and/or Argyle Capital Management Corporation throughout this Amendment No. 5.

              (c) The following transactions have been effected since the filing of the Amendment No. 4 on Schedule 13D/A:

              On January 8, 2004, Argyle acquired 142,360 Shares in payment of accrued but unpaid interest owing from January 1, 2003 to December 31, 2003 on the Convertible Notes (as described in Amendment No. 3) based on $71,820 in accrued interest multiplied by a price of $.50 per Share as provided under such Convertible Notes.

              On January 12, 2004, Mr. Olins received from SpatiaLight options to purchase 500,000 Common Shares exercisable from and after June 30, 2004, at an exercise price of $5.21.

              On January 12, 2004, Argyle agreed to the extension of the maturity date of the Convertible Notes (as described in Amendment No. 3) from March 31, 2004 to June 30, 2005.

                                  SCHEDULE 13D
CUSIP NO. 847248 10 1                                                Page 5 of 6

      On January 8, 2004, Argyle acquired 142,360 Shares in payment of accrued but unpaid interest owing from January 1, 2003 to December 31, 2003 on the Convertible Notes (as described in Amendment No. 3) based on $71,820 in accrued interest multiplied by a price of $.50 per Share as provided under such Convertible Notes.

      On January 12, 2004, Mr. Olins received from SpatiaLight options to purchase 500,000 Common Shares exercisable as of June 30, 2004, at an exercise price of $5.21.

      On January 12, 2004, Argyle agreed to the extension of the maturity date of the Convertible Notes (as described in Amendment No. 3) from March 31, 2004 to June 30, 2005.

                                  SCHEDULE 13D
CUSIP NO. 847248 10 1                                                Page 6 of 6

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004

                                       /s/ Robert A. Olins
                                       -----------------------------------------
                                       Robert A. Olins


                                       ARGYLE CAPITAL MANAGEMENT CORPORATION


                                       By: /s/ Robert Olins
                                          --------------------------------------
                                          Robert A. Olins
                                          President